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ROLL THE VEG

Food

1645 N Lamb
Las Vegas, NV 89115
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THE PITCH
ROLL THE VEG is seeking investment to expand operations in to a brick-and-mortar location.
First LocationLease SecuredOperating Pop-ups
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A Filipino inspired vegan restaurant: Roll the Veg!

Born and raised in the Philippines, I learned the cooking skills from my Mom, Aunties and Lolas who I grew up assisting and prepping while they cooked authentic Filipino dishes. I have some great memories of the precision cutting of the vegetables to match the dish. I had fun experiences cooking desserts like ube and biko in a big giant wok-like pan called "Tulyasi," and stirring it with a giant wooden ladle that looks like a paddle. We come from a long line of crazy family chefs from the Philippines! Our Lolas were hired to cook for big events like weddings, especially on Fiestas. Every time we get together and cook, we thank our Lolas for a great legacy passed on to us.

I took this formative knowledge and combined it with over 20 years of Food and Beverage industry experience obtained here in fabulous Las Vegas to bring you Roll the Veg.

We love to experiment with temperatures, textures, and flavors, and to create new and exciting fusions to share with everyone. We could not think of a concept that was more fun than placing our meals in a lumpia wrapper (a.k.a. vegan eggroll).

Yes, we did say meals in a lumpia! Roll the Veg gives finger food a whole new vision, giving you everything from breakfast to dessert inside a lumpia. ROLL THE VEG is a concept that fuses some of the favorite dishes in the Philippines and places them inside everyone's favorite Filipino fried wrapper: the Lumpia! Roll the Veg provides a new & fun way to eat vegan in small bites! Plant-based sustainability in a lumpia wrapper :-)

It is our pride and joy to share with you our Family culinary legacy passed down from generation to generation of cooking authentic Filipino dishes that we have made vegan for all to enjoy cruelty free.

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VEGAN FILIPINO FOOD
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OUR STORY

We started selling our vegan food and services to friends that grew to social media ordering, that then grew again to where we are at now. And it is still continuing to grow.

Sharing food with friends in exchange for payment for service
Started taking orders on Facebook
Leased hours and space in a commercial kitchen for (Takeout/Pickup) orders.
Takeout and pick-up orders grew to include catering
Acquiring a future brick and mortar location to support demands

Meet our little vegan character that comes with the brand!

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THE COMPETITION

There is very few competition for the type of food we are serving "Vegan Filipino Food" and we ensure that we are very competitive in pricing and costing as we make mostly everything in-house to ensure affordability

GOOGLE can direct to competition with higher pricing instantaneously

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3 people

Employees

$32

Average Ticket Size

1,600 people

Social Media Followers

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Q&A

What is your background? How did you get into the industry?

My background is in Food and Beverage, from revenue growth strategy, concept development, branding, menu development, and costing. We started ROLL THE VEG in our apartment and started to just share our vegan food through friends to help supplement our household financial needs during the start of the pandemic. As everyone in the household was unemployed and was unable to get unemployment during the start. The demand for the our vegan food grew thanks to the ever loving and supporting vegan community of Las Vegas.

Why are you raising capital and why is now a good time?

We are raising capital now because we have been getting more and more request for us to stay open for more days and more hours, along with request of catering and events. Since at the moment we do not have a secured brick and mortar, we are trying to raise capital to meet those demands. Having a location and a more permanent set hours we can establish a way to offer a much more sustainable, fun way of eating without harming or taking a life of an animal.

What's the most interesting thing you've learned about your industry since you got started?

The most interesting about this industry since I've started is that it is continuously growing and evolving, in order to be current as a business owner, the business concept must be able to adapt to trends and changes. Our concept I believe offers just that type of platform having all of our vegan eggrolls be the vessel of infusions of other flavors from other cultures, and paired with vegan Filipino food menu.

What are the main challenges for this businesses?

The current challenge for the business, though it may be growing in recognition by the public, we cannot at the moment grow without the capital needed to secure a brick and mortar location.

Who is your biggest inspiration?

Earthling ED is one of my biggest inspiration, he says "Fifteen minutes of pleasure in the mouth, does not out weigh a lifetime of suffering". He was referring to the sufferings of animals to be used for consumption. He inspired me to convert my culture's food in to vegan cuisine and to use tools that we had like Lumpia a.k.a. eggrolls to utilize as vessels for other cuisines as well, i.e. we have vegan pepperoni and cheese Lumpia (eggroll).

What is your background? How did you get into the industry?

My background is in Food and Beverage, from revenue growth strategy, concept development, branding, menu development, and costing. We started ROLL THE VEG in our apartment and started to just share our vegan food through friends to help supplement our household financial needs during the start of the pandemic. As everyone in the household was unemployed and was unable to get unemployment during the start. The demand for the our vegan food grew thanks to the ever loving and supporting vegan community of Las Vegas.

Why are you raising capital and why is now a good time?

We are raising capital now because we have been getting more and more request for us to stay open for more days and more hours, along with request of catering and events. Since at the moment we do not have a secured brick and mortar, we are trying to raise capital to meet those demands. Having a location and a more permanent set hours we can establish a way to offer a much more sustainable, fun way of eating without harming or taking a life of an animal.

What's the most interesting thing you've learned about your industry since you got started?

The most interesting about this industry since I've started is that it is continuously growing and evolving, in order to be current as a business owner, the business concept must be able to adapt to trends and changes. Our concept I believe offers just that type of platform having all of our vegan eggrolls be the vessel of infusions of other flavors from other cultures, and paired with vegan Filipino food menu.

What are the main challenges for this businesses?

The current challenge for the business, though it may be growing in recognition by the public, we cannot at the moment grow without the capital needed to secure a brick and mortar location.

Who is your biggest inspiration?

Earthling ED is one of my biggest inspiration, he says "Fifteen minutes of pleasure in the mouth, does not out weigh a lifetime of suffering". He was referring to the sufferings of animals to be used for consumption. He inspired me to convert my culture's food in to vegan cuisine and to use tools that we had like Lumpia a.k.a. eggrolls to utilize as vessels for other cuisines as well, i.e. we have vegan pepperoni and cheese Lumpia (eggroll).

What is your background? How did you get into the industry?

My background is in Food and Beverage, from revenue growth strategy, concept development, branding, menu development, and costing. We started ROLL THE VEG in our apartment and started to just share our vegan food through friends to help supplement our household financial needs during the start of the pandemic. As everyone in the household was unemployed and was unable to get unemployment during the start. The demand for the our vegan food grew thanks to the ever loving and supporting vegan community of Las Vegas.

Why are you raising capital and why is now a good time?

We are raising capital now because we have been getting more and more request for us to stay open for more days and more hours, along with request of catering and events. Since at the moment we do not have a secured brick and mortar, we are trying to raise capital to meet those demands. Having a location and a more permanent set hours we can establish a way to offer a much more sustainable, fun way of eating without harming or taking a life of an animal.

What's the most interesting thing you've learned about your industry since you got started?

The most interesting about this industry since I've started is that it is continuously growing and evolving, in order to be current as a business owner, the business concept must be able to adapt to trends and changes. Our concept I believe offers just that type of platform having all of our vegan eggrolls be the vessel of infusions of other flavors from other cultures, and paired with vegan Filipino food menu.

What are the main challenges for this businesses?

The current challenge for the business, though it may be growing in recognition by the public, we cannot at the moment grow without the capital needed to secure a brick and mortar location.

Who is your biggest inspiration?

Earthling ED is one of my biggest inspiration, he says "Fifteen minutes of pleasure in the mouth, does not out weigh a lifetime of suffering". He was referring to the sufferings of animals to be used for consumption. He inspired me to convert my culture's food in to vegan cuisine and to use tools that we had like Lumpia a.k.a. eggrolls to utilize as vessels for other cuisines as well, i.e. we have vegan pepperoni and cheese Lumpia (eggroll).

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THE TEAM
Anthony Lagrosa
Founder/ Operator

Senior Food and Beverage Leader

Background consisting of:

Revenue Growth Strategy

Marketing

Menu Development - Including Recipe Matrix

Branding

Concept Development

Staff Development

Lynda Brune
Partner

Former Bar/ Restaurant owner

Menu Development - Including Recipe Matrix

Marketing

Jamie Guminski
Managing Member

Former Executive Food and Beverage Consultant

Marketing

Branding

Costing

Menu Development - Including Recipe Matrix

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09/18/2020
Incorporated

Roll the Veg formed it's LLC in Las Vegas

10/20/2020
Opened

Roll the Veg secured a commercial kitchen to rent by the hour to served our food via pickup and delivery.

11/01/2020
Opened

Roll the Veg opened its doors for pick up and delivery @ Slice Kitchen

ROLL THE VEG THEME SONG
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PRESS
14 Essential Filipino Restaurants You Need to Know in Las Vegas

The following Vegas dining destinations offer further opportunities to experience Filipino culture and cuisine.

Let It Grow: Las Vegas' once-small vegan culinary scene continues to bloom

Everybody will say, 'I could never go vegan; I could never live without cheese.' Yes, you can. Let us show you how."

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JADA KAI AND FRIENDS TRYING OUR VEGAN FILIPINO FOOD
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Roll the Veg was invited to popup in a Filipino independence day event by a Broadway Filipina actress that owns THE SPACE LV. Jada Kai, Jackie Knight and their friends met us and tried our food for the first time, and created a video to share their experience.

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ROLL THE VEG - YOUTUBE CHANNEL

All videos have been taken from instagram, please follow us on Instagram as well. IG @rolltheveg

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ROLL THE VEG

ROLL THE VEG LOGO

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Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Signage $2,000

Kitchen equipment $8,000

Supplies and Goods $3,000

Marketing and Advertising $2,400

Seating and FOH equipments $8,000

Secure Lease and Permits and fees $9,500

Mainvest Compensation $2,100

Total $35,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$505,950	$607,140	$667,854	$707,925	$729,163
Cost of Goods Sold	$121,428	$145,713	$160,284	$169,900	$174,997
Gross Profit	$384,522	$461,427	$507,570	$538,025	$554,166

EXPENSES

Rent	$86,400	$76,260	$78,166	$80,120	$82,123
Utilities	$14,400	$22,140	$22,693	$23,260	$23,841
Salaries	$149,840	$144,540	$154,657	$162,389	$167,260
Insurance	$2,500	$1,845	$1,891	$1,938	$1,986
Equipment Lease	$3,000	$2,492	$2,666	$2,799	$2,882
Repairs & Maintenance	$7,000	$5,125	$5,253	$5,384	$5,518
Legal & Professional Fees	$5,000	$10,250	$10,506	$10,768	$11,037
Marketing and Advertising	$3,000	$5,125	$5,253	$5,384	$5,518
Operating Profit	$113,382	$193,650	$226,485	$245,983	$254,001

This information is provided by ROLL THE VEG. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2020 Balance Sheet

2020 Income Statement

Investment Round Status

Target Raise $35,000

Maximum Raise $50,000

Amount Invested $0

Investors 0

Investment Round Ends June 17th, 2022

Summary of Terms

Legal Business Name ROLL THE VEG LLC
Investment Structure Revenue Sharing Note
Investment Multiple 1.8×
Business's Revenue Share 2.5%-3.6%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date June 30th, 2027
Financial Condition
Historical milestones

ROLL THE VEG LLC has been operating since September, 2020 and has since achieved the following milestones:

Opened location in Las Vegas, Nevada

Achieved revenue of [$6,000] in [November 2020 through the end of December 2020], only being open 1 day a week operating only every Wednesday operating 5-6 hours a day (only being open for a total of 8 days in 2020) We've grown to generate [$32,000] in [2021] operating only every Wednesday and a few separate weeks of being closed, with 38 total of days open for the whole year , we were able to accomplish this revenue being open 5-7 hours each day of operation and being open mid-week of low volume diners.

Had Cost of Goods Sold (COGS) of [$1400], which represented gross profit margin of [23%] in [2020]. COGS were then [$5700] the following year, which implied gross profit margin of [17.8%].

Achieved profit of [$4600] in [2020] only being open for 8 operational days, which then grew to [$26,300] in [2021] Being operational and only open for business fro a total of 38 days.

Historical financial performance is not necessarily predictive of future performance.

Forecasted milestones

ROLL THE VEG LLC forecasts the following milestones:

Secure lease in [Las Vegas, Nevada] by [May, 2022].

Hire for the following positions by [May, 2022]: [Lead Cook, Kitchen runner and cook, Cashier/ order taker]

Achieve [$299,250] revenue per year by [2022] operating 7 days a week 10-12 hours a day starting in may.

Achieve [$610,200] profit per year by [2023]operating 7 days a week 15 hours a day starting January 2023.

Other outstanding debt or equity

As of [02/08/2022], ROLL THE VEG LLC has debt of [$0] outstanding and a cash balance of [$1700]. This debt is sourced primarily from n/a and will be senior to any investment raised on Mainvest. In addition to the ROLL THE VEG LLC's outstanding debt and the debt raised on Mainvest, ROLL THE VEG LLC may require additional funds from alternate sources at a later date.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the ROLL THE VEG LLC's fundraising. However, ROLL THE VEG LLC may require additional funds from alternate sources at a later date.

No operating history

ROLL THE VEG LLC was established in [Septmeber, 2020]. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Subsequent events to historical financials

Since the latest available financial statements of ROLL THE VEG LLC, we have had the following material changes and trends:

We have added a more semi-permanent location that increased our overhead but also increased in reach for our targeted demographics.

Costs have also decreased as we have more days to utilize bought goods for sales

Financial liquidity

ROLL THE VEG LLC has a low liquidity position due to its low cash reserves as compared to debt and other liabilities. ROLL THE VEG LLC expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

Other challenges

ROLL THE VEG LLC has had the following other challenges that are not otherwise captured in the Financial Condition Section, the Risks Section, or the Financial Statements:

There are significantly a massive amount of pop-up and ghost kitchen in the current city.

Less and less options for a good deal on a brick-and-mortar location with the increasing restaurants operators opening and increasing high rates of lease spaces available

Staffing is a major challenge, to ensure quality staffing to deliver the quality of food and service to support brand, the brand must stay competitive with the competitions wages.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of ROLL THE VEG LLC to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

ROLL THE VEG LLC operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. ROLL THE VEG LLC competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from ROLL THE VEG LLC's core business or the inability to compete successfully against the with other competitors could negatively affect ROLL THE VEG LLC's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in ROLL THE VEG LLC's management or vote on and/or influence any managerial decisions regarding ROLL THE VEG LLC. Furthermore, if the founders or other key personnel of ROLL THE VEG LLC were to leave ROLL THE VEG LLC or become unable to work, ROLL THE VEG LLC (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which ROLL THE VEG LLC and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, ROLL THE VEG LLC is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

ROLL THE VEG LLC might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If ROLL THE VEG LLC is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt ROLL THE VEG LLC

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect ROLL THE VEG LLC's financial performance or ability to continue to operate. In the event ROLL THE VEG LLC ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither ROLL THE VEG LLC nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

ROLL THE VEG LLC will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and ROLL THE VEG LLC is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although ROLL THE VEG LLC will carry some insurance, ROLL THE VEG LLC may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, ROLL THE VEG LLC could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect ROLL THE VEG LLC's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of ROLL THE VEG LLC's management will coincide: you both want ROLL THE VEG LLC to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want ROLL THE VEG LLC to act conservative to make sure they are best equipped to repay the Note obligations, while ROLL THE VEG LLC might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If ROLL THE VEG LLC needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with ROLL THE VEG LLC or management), which is responsible for monitoring ROLL THE VEG LLC's compliance with the law. ROLL THE VEG LLC will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if ROLL THE VEG LLC is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if ROLL THE VEG LLC fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of ROLL THE VEG LLC, and the revenue of ROLL THE VEG LLC can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of ROLL THE VEG LLC to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Real Estate Risk

ROLL THE VEG LLC is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent ROLL THE VEG LLC is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

Limited Operating History

ROLL THE VEG LLC is a newly established entity and has no history for prospective investors to consider. Our operational history is very limited due to the limited days we are able to secure a location for said days and operate. The loan will secure a location to generate more of a consistent revenue stream.

This information is provided by ROLL THE VEG. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion
ROLL THE VEG isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.

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